

Mail Stop 4720

April 4, 2018

Tyson T. Abston
Chairman and Chief Executive Officer
Guaranty Bancshares, Inc.
201 South Jefferson Avenue
Mount Pleasant, TX 75455

> **Re: Guaranty Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 29, 2018**
> **File No. 333-224022**

Dear Mr. Abston:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services

cc: Derek W. McGee, Esq.